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A. .AL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fells Point Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Wyndhurst Avenue Suite 300
(No. and Street)

Baltimore	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pringle (410) 464-3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW 3/14/18

OATH OR AFFIRMATION

I, David N. Pringle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fells Point Research LLC, as of December 31, 2017, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALERIE D. MURRAY
NOTARY PUBLIC
BALTIMORE COUNTY, MD

Signature 2-20-18

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

To the Director of:
Fells Point Research, LLC
600 Wyndhurst Avenue Suite 300
Baltimore MD 21210

Report on the Financial Statements

I have audited the accompanying financial statements of **Fells Point Research, LLC** (the "Company") which comprise the statement of financial condition as of **December 31, 2017**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The first year-end report I audited for **Fells Point Research, LLC** was for the **December 31, 2016** year end.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy. TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fells Point Research, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

February 27, 2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

FELLS POINT RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	20,503
Deposits	$	916
	$	21,420

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable	$	2,126
Member's Equity	$	19,294
	$	21,420

FELLS POINT RESEARCH, LLC

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2017

Revenues		
Research Fee Income	$	34,000
Expenses		
Guaranteed Payments		14,300
Office Rent		7,589
License & Registration Fees		6,195
Telecommunications		5,665
Professional Fees		4,558
Travel		1,405
Dues and Subscriptions		772
Office Supplies		768
Insurance		472
Education & Training		546
Entertainment		176
Miscellaneous Expenses		210
		42,655
Net Income		(8,655.32)

FELLS POINT RESEARCH, LLC

Statement Of Changes In Member's Equity
For the Year Ended December 31, 2017

Balance, December 31, 2016	$	27,949
Net Income		(8,655)
Balance, December 31, 2017	$	19,294

FELLS POINT RESEARCH, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash Flows From Opertating Activities		
Net Income	$	(8,655)
Adjustments to reconcile net income to net cash flows from operating activities		
Change in operating assets & liabilities		
Prepaid Expenses		2,082
Accounts payable		1,875
Net cash flows from operating activities and increase in cash		(4,698)
Cash, beginning of year		25,201
Cash, end of year	$	20,503

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Fells Point Research, LLC ("the Company") became a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on February 24, 2009.

The Company is a limited liability company (or "LLC"), and as an LLC, any liability to the owner is generally limited to amounts invested into it. The Company only has one Member who is involved in all of the Company's operations. The Company is scheduled to dissolve on June 20, 2037, unless terminated by the Member-owner at an earlier date.

The Company's current services include providing financial research services to institutional investors.

The Company uses certain furniture and equipment provided by its Member-owner (without charge). Any charges that could be allocated to the Company are not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in bank checking accounts.

Revenue Recognition

Revenue is generally recognized when services are provided and invoiced to the Company's customers. Payments for services are generally negotiated or may be determined by the Company's customers. All of the Company's revenue is from two customers.

Accounts Receivable

The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due and may not be collectible. Any amounts that would be written off are charged against the allowance. Management has determined no allowance is necessary. The Company had no receivables at December 31, 2017.

Income Taxes

The Company has a single member and is a disregarded entity for tax purposes. Items of income, loss, deduction, and credit are passed through to its Member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member.

Subsequent Events

The Company has evaluated additional subsequent events through the date these financial statements were available to be issued, which was **February 9, 2018.**

Note 2. Guaranteed Payments

The Company pays guaranteed payments to its Member. The amount and frequency of the payments are determined at the Member's discretion. During 2017, guaranteed payments totaling $14,300 were made to the Member.

Note 3. Leases

The Company leases its office space under an operating lease that expires on September 30, 2019. Total minimum lease payments required under non-cancelable operating leases for the years ending December 31 are as follows:

2018	7,813
2019	5,993
	$ 13,806

Note 4. Commitments, Contingencies and Guarantees

Management of the Company believes that there are no commitments (other than the commitment described in Note 3), contingencies, or guarantees that may result in a loss or future obligations as of December 31, 2017.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2017 the required minimum net capital was $5,000. The Company had computed net capital of $18,378 at December 31, 2017 which was in excess of the required net capital level by $13,378. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2017 the Company's ratio of aggregate indebtedness to net capital was 0.1157 to 1.

SUPPLEMENTARY INFORMATION

FELLS POINT RESEARCH, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2017

Computation Of Net Capital

Member's Equity	$	19,294
Deductions		
Deposits		916
Net Capital, as computed		18,378
Minimum Net capital		5,000
Excess Net capital	$	13,378

Comptation Of Aggregate Indebtedness

Accounts Payable and aggregate indebtedness	$	2,126

Comptation Of Aggregate Indebtedness

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater	$	5,000
Percentage of aggregate indebtedness to net capital		11.57%
Ratio of aggregate indebtedness to net capital		0.1157

Fells Point Research, LLC is exempt from the computation of reserve requirements persuant to Rule 15c3-3 under paragraph K(2)(i)

FELLS POINT RESEARCH, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2017

Net capital per the broker's unaudited Focus Report, Part IIA and per audited financial statements	$ 18,378

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

David Pringle
Fells Point Research, LLC
600 Wyndhurst Avenue
Suite 300
Baltimore, MD 21210

Dear David Pringle:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fells Point Research, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Fells Point Research, LLC claims exemption from 17 C.F.R. §240.15c3-3. Fells Point Research, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Fells Point Research, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fells Point Research, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

February 27, 2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

FELLS POINT RESEARCH, LLC

FELLS POINT RESEARCH LLC'S EXEMPTION REPORT REQUIRED BY SEC RULE 17A-5(d)(1)(i)(B)(2)

Fells Point Research LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and;

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

While the Company does not maintain any "special accounts for the exclusive benefit of customers" as the Company's business is solely to provide financial research to institutional investors and does not carry any customer accounts, the Company believes that claiming an exemption under Rule 15c3-3 paragraph K(2)(i) is appropriate as other exemption sections do not apply.

Fells Point Research LLC

I, David N. Pringle, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David N. Pringle

Title: CEO

Date of Report: February 9, 2018

FELLS POINT RESEARCH, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

C O N T E N T S

Page

FACING PAGE 1

OATH OR AFFIRMATION 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 4
STATEMENT OF INCOME (LOSS) 5
STATEMENT OF CHANGES IN MEMBER'S EQUITY 6
STATEMENT OF CASH FLOWS 7
NOTES TO FINANCIAL STATEMENTS .... 8 - 10

SUPPLEMENTARY INFORMATION

SCHEDULE I COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 12
SCHEDULE II RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT 14

EXEMPTION REPORT 15